Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272548

PROSPECTUS SUPPLEMENT

(Proposed New Holding Company for Gouverneur Savings and Loan Association)

Up to 977,500 Shares of Common Stock

Price: $10.00 Per Share

This prospectus supplement supplements the prospectus dated August 14, 2023, and should be read carefully and together with the prospectus.

We have commenced a syndicated community offering to sell additional shares of common stock.

We must sell a minimum of 722,500 shares of common stock to complete the conversion and stock offering. The subscription offering expired on September 20, 2023 and the community offering was subsequently extended through October 20, 2023, and, as of the close of business on September 29, 2023, we have received valid stock orders for approximately 70% of the required minimum. As disclosed in the prospectus, we may offer for sale, in a syndicated community offering, shares of common stock not subscribed for in the subscription offering and the community offering.

The syndicated community offering is being managed solely by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc. is not required to purchase any shares of common stock offered for sale in the syndicated community offering. The terms and conditions of the syndicated community offering are more fully set forth in the prospectus. We have the right to accept or reject, in whole or in part, any order submitted in the syndicated community offering.

The syndicated community offering will expire at 2:00 p.m., Eastern time, on October 20, 2023, but we reserve the right to select an earlier expiration time and date once we receive valid orders for at least 722,500 shares of common stock at the minimum of the offering range, inclusive of the valid orders received in the subscription offering and the community offering.

As compensation in the syndicated community offering, Keefe, Bruyette & Woods, Inc. will receive a fee equal to 6.0% of the aggregate dollar amount of the shares of common stock sold in the syndicated community offering. This fee payable to Keefe, Bruyette & Woods, Inc. would decrease the estimated net proceeds of the stock offering. Assuming that no subscribers in the subscription offering or the community offering order additional shares of common stock in the syndicated community offering and that approximately 203,879 shares are sold in the syndicated community offering to meet the minimum of the offering range based on the valid stock orders received as of the close of business on September 29, 2023, the stock offering would be affected as follows at the minimum of the offering range:

Gross proceeds of the stock offering	$7,225,000
Estimated expenses	1,532,327
Estimated net proceeds	$5,692,673

If all other assumptions used to prepare the pro forma data in the prospectus under the section “Pro Forma Data” remain unchanged, then, at March 31, 2023, at the minimum of the offering range, pro forma stockholders’ equity per share would be $28.38, pro forma tangible stockholders’ equity per share would be $22.72, offering price as percentage of pro forma stockholders’ equity per share would be 35.24%, offering price as percentage of pro forma tangible stockholders’ equity per share would be 44.01%, pro forma earnings per share would be $0.00, and offering price to pro forma annualized earnings per share would not be meaningful. Similarly, at September 30, 2022, at the minimum of the offering range, pro forma stockholders’ equity per share would be $27.02, pro forma tangible stockholders’ equity per share would be $21.15, offering price as percentage of pro forma stockholders’ equity per share would be 37.01%, offering price as percentage of pro forma tangible stockholders’ equity per share would be 47.28%, pro forma earnings per share would be $1.45, and offering price to pro forma earnings per share would be 6.90x.

Given that the maximum purchase limit is 5% of the shares issued in the stock offering, such limit may be further increased to 9.99% of the shares issued in the stock offering, provided that orders exceeding 5% of the shares issued in the stock offering may not exceed, in the aggregate, 10% of the shares issued in the stock offering.

Orders may be increased by submitting a supplemental stock order form, together with full payment of immediately available funds, for the additional shares ordered so that it is received by us (not postmarked) before 2:00 p.m., Eastern time, on October 20, 2023.

Completion of the conversion and stock offering is subject to certain conditions.

Completion of the conversion and stock offering remains subject to final regulatory approval and the sale of at least 722,500 shares of common stock at the minimum of the offering range.

We intend to close the stock offering at the minimum of the offering range.

This investment involves a degree of risk, including the possible loss of principal. See “Risk Factors” beginning on page 19 of the prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the New York State Department of Financial Services, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at (877) 643-8198

The date of this prospectus supplement is October 4, 2023